Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended	Year Ending December 31,
	31-Mar-15	2014	2013	2012

Income from continuing operations before provision for income taxes	150,041	777,262	508,985	489,478

Less:
Equity income from unconsolidated subsidiaries	15,451	101,714	64,422	60,729
Income (loss) from continuing operations attributable to non-controlling interests	201	29,000	7,569	(9,697)
Add:
Distributed earnings of unconsolidated subsidiaries	8,925	27,903	33,302	20,199
Fixed charges	47,578	209,839	260,327	243,667

Total earnings before fixed charges	190,892	884,290	730,623	702,312

Fixed charges:
Portion of rent expense representative of the interest factor	18,679	74,717	68,950	68,599
Interest expense	26,214	112,035	135,082	175,068
Write-off of financing costs	2,685	23,087	56,295	—

Total fixed charges	47,578	209,839	260,327	243,667

Ratio of earnings to fixed charges	4.01	4.21	2.81	2.88

Calculation of portion of rent expense representative of the interest factor

Minimum lease rentals per 10-K footnotes (Annualized for interim periods)	56,038	224,151	206,850	205,798
1/3 of operating lease costs	3	3	3	3

Portion of rent expense representative of the interest factor	18,679	74,717	68,950	68,599

(Annualized for Q2 14 as annual amounts have not fluctuated over last 3 fiscal year years)

Calculation of income (loss) from continuing operations attributable to non-controlling interests

Income (loss) from continuing operations attributable to nc interests per P&L	201	29,000	32,257	(10,768)
Non-controlling interests relating to disco ops	—	—	24,688	(1,071)

Income (loss) from continuing operations attributable to non-controlling interests	201	29,000	7,569	(9,697)

Note: Consistent with prior years we have excluded interest expense from discontinued operations and FIN 48 liabilities as amounts are immaterial to calculation.